SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

Arvinas, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04335A105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 04335A105

1.	NAMES OF REPORTING PERSONS New Leaf Ventures III, L.P. (“NLV III”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

  SOLE VOTING POWER

1,080,546 shares, except that (a) New Leaf Venture Associates III, L.P. (“NLV Associates III”), the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) New Leaf Venture Management III, L.L.C. (“NLV Management III”), the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Ronald M. Hunt (“Hunt”) and Vijay K. Lathi (“Lathi”), the managers of NLV Management III, may each be deemed to have shared power to vote such shares.

	6.	SHARED VOTING POWER See response to row 5.
	7.

  SOLE DISPOSITIVE POWER

1,080,546 shares, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to dispose of such shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,546 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Based on 52,871,645 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the United States Securities and Exchange Commission on November 3, 2021 (the “Form 10-Q”).

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CUSIP No. 04335A105

1.	NAMES OF REPORTING PERSONS New Leaf Venture Associates III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

  SOLE VOTING POWER

1,080,546 shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to vote such shares.

	6.	SHARED VOTING POWER See response to row 5.
	7.

  SOLE DISPOSITIVE POWER

1,080,546 shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to dispose of such shares.

	8.	SHARED DISPOSITIVE POWER See response to Row 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,546 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 52,871,645 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 04335A105

1.	NAMES OF REPORTING PERSONS. New Leaf Venture Management III, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

  SOLE VOTING POWER

1,080,546 shares, all of which are directly owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, and (c) Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to vote all of such shares.

	6.	SHARED VOTING POWER See response to row 5.
	7.

  SOLE DISPOSITIVE POWER

1,080,546 shares, all of which are directly owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of the shares directly owned by NLV III, and (c) Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to dispose of all of such shares.

	8.	SHARED DISPOSITIVE POWER See response to row 7.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,546 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 52,871,645 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 04335A105

1	NAMES OF REPORTING PERSONS New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

208,975 shares, except that (a) New Leaf BPO Associates II, L.P. (“NLBA II”), the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) New Leaf BPO Management II, L.L.C. (“NLB Management II”), the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) each of Hunt and Lathi, the managers of NLB Management II, may each be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

208,975 shares, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) each of Hunt and Lathi, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,975 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 52,871,645 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 04335A105

1	NAMES OF REPORTING PERSONS New Leaf BPO Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

208,975 shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) each of Hunt and Lathi, the managers of NLB Management II, may each be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

208,975 shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) each of Hunt and Lathi, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,975 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 52,871,645 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 04335A105

1	NAMES OF REPORTING PERSONS New Leaf BPO Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

208,975 shares, all of which are owned by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) each of Hunt and Lathi, the managers of NLB Management II, may each be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

208,975 shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) each of Hunt and Lathi, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,975 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 52,871,645 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported by the Issuer in the Form 10-Q.

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CUSIP No. 04335A105

1	NAMES OF REPORTING PERSONS Ronald M. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

  SHARED VOTING POWER

1,289,521 shares, of which (a) 1,080,546 are owned directly by NLV III and (b) 208,975 are owned directly by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (ii) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (iii) NLB Management III, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (iv) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares directly owned by NLV III, (v) Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to vote such shares owned by NLV III, and (vi) Hunt and Lathi, the managers of NLB Management II, may each be deemed to have shared power to vote such shares owned by Biopharma II.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

  SHARED DISPOSITIVE POWER

1,289,521 shares, of which (a) 1,080,546 are owned directly by NLV III and (b) 208,975 are owned directly by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (ii) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (iii) NLB Management III, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (iv) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares directly owned by NLV III, (v) Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to dispose of such shares owned by NLV III, and (vi) Hunt and Lathi, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares owned by Biopharma II.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,521 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 52,871,645 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported by the Issuer in the Form 10-Q.

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CUSIP No. 04335A105

1	NAMES OF REPORTING PERSONS Vijay K. Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

  SHARED VOTING POWER

1,289,521 shares, of which (a) 1,080,546 are owned directly by NLV III and (b) 208,975 are owned directly by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (ii) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (iii) NLB Management III, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (iv) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares directly owned by NLV III, (v) Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to vote such shares owned by NLV III, and (vi) Hunt and Lathi, the managers of NLB Management II, may each be deemed to have shared power to vote such shares owned by Biopharma II.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

  SHARED DISPOSITIVE POWER

1,289,521 shares, of which (a) 1,080,546 are owned directly by NLV III and (b) 208,975 are owned directly by Biopharma II, except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (ii) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (iii) NLB Management III, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (iv) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares directly owned by NLV III, (v) Hunt and Lathi, the managers of NLV Management III, may each be deemed to have shared power to dispose of such shares owned by NLV III, and (vi) Hunt and Lathi, the managers of NLB Management II, may each be deemed to have shared power to dispose of such shares owned by Biopharma II.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,521 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 52,871,645 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 04335A105

Schedule 13G

Introductory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on October 10, 2018 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 2(a). Name of Persons Filing:

Liam Ratcliffe, a Reporting Person on the Original Schedule 13G, is no longer a member of NLB Management II, and accordingly, is no longer a Reporting Person. Isaac J. Manke, a Reporting Person on the Original Schedule 13G, is no longer a member of NLB Management II, and accordingly, is no longer a Reporting Person.

Item 2(b). Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each Reporting Person (other than Lathi) is New Leaf Venture Partners, 420 Lexington Avenue, Suite 408, New York, NY 10170.

The address of the principal business office of Lathi is New Leaf Venture Partners, 2730 Sand Hill Road, Suite 110, Menlo Park, CA 94025.

Item 4. Ownership.

(a)	Amount beneficially owned:

See line 9 of each cover sheet.

(b)	Percent of class:

See Line 11 and the corresponding footnotes of each cover sheet.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.*

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.*

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets*

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and to the extent of their pecuniary interest therein, if any.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

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CUSIP No. 04335A105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

NEW LEAF VENTURES III, L.P.

By:	New Leaf Venture Associates III, L.P.
By: New Leaf Venture Management III, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES II, L.P.

By:	New Leaf BPO Associates II, L.P.
By: New Leaf BPO Management II, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	New Leaf Venture Management III, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES II, L.P.

By: New Leaf BPO Management II, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO MANAGEMENT II, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

RONALD M. HUNT

By:	*
Ronald M. Hunt

VIJAY K. LATHI

By:	*
Vijay K. Lathi

/s/ Craig L. Slutzkin
* Craig L. Slutzkin
As attorney-in-fact

*

This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.